UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated June 23, 2020

Commission File Number 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Other Events

On June 19, 2020, the Company received a written notice (the "Notice) from the Listing Qualifications Department of The Nasdaq Stock Market ("Nasdaq Staff") advising the Company that, based upon our annual report on Form 20-F for the fiscal year ended December 31, 2019, the reported stockholders' equity of approximately US$55,322 does not meet the requirement of a minimum of US$2,500,000 in stockholders' equity for continued listing requirement set forth in Nasdaq Listing Rules. The notification also stated that the Company would be provided 45 days to submit a plan to regain compliance with the listing requirement. If the plan is accepted, the Company can be granted up to 180 calendar days from the date of the Notice to evidence compliance. If the Company is unable to evidence compliance in that period, the Nasdaq Staff will provide the Company with written notification that its securities are subject to delisting from The Nasdaq Capital Market. The Company may appeal any delisting determination by the Nasdaq Staff to a Nasdaq Hearings Panel.

The Company is currently evaluating its available options to resolve the deficiency and regain compliance with the Nasdaq minimum stockholders' equity requirement.

There can be no guarantee, however, that the Company's plan will be accepted by the Nasdaq Staff or that the Company will be able to regain compliance with the continued listing requirement of Rule 5550(b)(1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 23, 2020

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer